SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
M & F WORLDWIDE CORP.

(Name of the Issuer)
RONALD O. PERELMAN
MACANDREWS & FORBES HOLDINGS INC.
M & F WORLDWIDE CORP.
MX HOLDINGS ONE, LLC
MX HOLDINGS TWO, INC.
MFW HOLDINGS ONE LLC
MFW HOLDINGS TWO LLC

(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
552541104

(CUSIP Number of Class of Securities)

M & F Worldwide Corp.	Ronald O. Perelman
35 East 62nd Street	MacAndrews & Forbes Holdings Inc.
New York, New York 10065	MX Holdings One, LLC
Attn: Secretary	MX Holdings Two, Inc.
(212) 572-8435	MFW Holdings One LLC
MFW Holdings Two LLC
35 East 62nd Street
New York, New York 10065
Attn: General Counsel
(212) 572-8600
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Willkie Farr & Gallagher LLP	Skadden, Arps, Slate, Meagher & Flom LLP
787 7th Avenue	Four Times Square
New York, NY 10019	New York, New York 10036-6522
Attn: Michael A. Schwartz, Esq. (212) 728-8000	Attn: Alan C. Myers, Esq. (212) 735-3000
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	$273,498,275	Amount of filing fee $	$31,753.15

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: the filing fee of $31,753.15 was determined by multiplying .00011610 by the aggregate merger consideration of $273,498,275. The aggregate merger consideration was calculated by multiplying the 10,939,931 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $25.00 per share.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,753.15	Filing Party:	M & F Worldwide Corp.
Form or Registration No.:	Schedule 14A	Date Filed:	September 27, 2011

Introduction
     This Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by M & F Worldwide Corp., a Delaware corporation (the “Company”), Ronald O. Perelman, MacAndrews & Forbes Holdings Inc., a Delaware corporation (“Holdings”), MX Holdings One, LLC, a Delaware limited liability company (“Parent”), MX Holdings Two, Inc., a Delaware corporation (“Merger Sub”), MFW Holdings One LLC, a Delaware limited liability company, and MFW Holdings Two LLC, a Delaware limited liability company (collectively, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 12, 2011 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent, Merger Sub and, solely with respect to the sections specified therein, Holdings. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger, with all of its and Merger Sub’s rights, privileges, immunities, powers and franchises continuing unaffected by the merger. At the effective time of the merger, each share of the Company’s common stock, par value $.01 per share (“Common Stock”) other than shares owned by the Company, Merger Sub, and holders who have perfected and not withdrawn a demand for appraisal rights will be converted into the right to receive $25.00 in cash, without interest and less any required withholding taxes. Following the completion of the merger, the Common Stock will no longer be publicly traded and you will cease to have any ownership interest in the Company.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.
     Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
     All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
     “Summary Term Sheet”
     “Questions and Answers About the Special Meeting and the Merger”
Item 2. Subject Company Information
Regulation M-A Item 1002
     (a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

M & F Worldwide Corp.
35 East 62nd Street
New York, New York 10065
(212) 572-8600
     (b) Securities. The classes of securities to which this Transaction Statement relates is the Company’s common stock, par value $0.01 per share, of which 19,333,931 shares were issued and outstanding as of September 26, 2011.
     (c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding M&F Worldwide and its Directors and Executive Officers—Market Price and Dividend Information”
     (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding M&F Worldwide and its Directors and Executive Officers—Market Price and Dividend Information”
     (e) Prior public offerings. Not applicable.
     (f) Prior stock purchases. Not applicable.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
     (a) — (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Important Information Regarding M&F Worldwide and its Directors and Executive Officers”
     “Important Information Regarding the Holdings Filing Persons and their Directors and Executive Officers”
Item 4. Terms of the Transaction
Regulation M-A Item 1004
     (a) Material terms.
(1) Not applicable.
(2) (i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers About the Special Meeting and the Merger”
(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement—Treatment of Stock; Deferred Compensation Plan Stock Account”

(2)(iii) The information set forth in the Proxy Statement in the Proxy Statement under the following captions is incorporated herein by reference
“Special Factors—Background of the Merger”
“Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
“Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“The Special Meeting—Required Vote”
“The Merger Agreement—Conditions to the Merger”
(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement—Other Covenants and Agreements”
(2)(vi) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Anticipated Accounting Treatment of the Merger”
(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Material United States Federal Income Tax Consequences”
     (c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
     (d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Dissenters’ Rights of Appraisal”
Annex C—Section 262 of the General Corporation Law of the State of Delaware
     (e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Merger Agreement—Provisions for Unaffiliated Stockholders”
     (f) Eligibility for listing or trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005

     (a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“Agreements Involving Common Stock; Transactions Between Holdings Filing Persons and the Company”
     (b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Merger”
“Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
“Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement”
     (e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Meeting—Required Vote”
“Special Factors—Financing of the Merger”
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement”
“Ownership of Common Stock by Certain Beneficial Owners, Directors and Executive Officers; Transactions with Respect to Common Stock”
“Agreements Involving Common Stock; Transactions Between Holdings Filing Persons and the Company”
Item 6. Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
     (b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Plans for M&F Worldwide after the Merger”
“Special Factors—Certain Effects of the Merger”
“The Merger Agreement—Treatment of Stock; Deferred Compensation Plan Stock Account”
     (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Questions and Answers About the Special Meeting and the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”
“Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
“Special Factors—Plans for M&F Worldwide after the Merger”
“Special Factors—Certain Effects of the Merger”
“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
“The Merger Agreement—Effective Time; Structure; Effects”
“The Merger Agreement—Treatment of Stock; Deferred Compensation Plan Stock Account”

Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
     “Special Factors—Plans for M&F Worldwide after the Merger”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Opinion of Evercore Group L.L.C.”
     “Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
     “Special Factors—June 9, 2011 Presentation by Financial Advisor to Holdings”
     “Special Factors—Plans for M&F Worldwide after the Merger”
     “Special Factors—Certain Effects of the Merger”
     Annex B—Opinion of Evercore Group L.L.C.
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Questions and Answers About the Special Meeting and the Merger”
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
     “Special Factors—Plans for M&F Worldwide after the Merger”
     “Special Factors—Certain Effects of the Merger”
     “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
     “Special Factors—United States Federal Income Tax Consequences”
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (a)—(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”

     “Special Factors—Opinion of Evercore Group L.L.C.”
     “Special Factors—Holdings Filing Persons’ Purposes and Reasons for the Merger”
     “Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
     “Special Factors—June 9, 2011 Presentation by Financial Advisor to Holdings”
     “Special Factors—Plans for M&F Worldwide after the Merger”
     “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”
     Annex B—Opinion of Evercore Group L.L.C.
The presentations dated June 20, 2011, July 27, 2011, August 10, 2011, August 17, 2011 and September 10, 2011, each prepared by Evercore Group L.L.C. for the special committee of the board of directors of the Company, are attached hereto as Exhibits (c)(2) — (c)(6) and are incorporated by reference herein.
The presentations dated June 9, 2011, September 6, 2011 and September 9, 2011, each prepared by Moelis & Company. for the board of directors of MacAndrews & Forbes Inc., are attached hereto as Exhibits (c)(7) — (c)(9) and are incorporated by reference herein.
     (c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet—Required Vote”
     “Summary Term Sheet—Conditions to the Merger”
     “Questions and Answers About the Special Meeting and the Merger”
     “The Special Meeting—Record Date and Quorum”
     “The Special Meeting—Required Vote”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
     “The Merger Agreement—Conditions to the Merger”
     (d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
     “Special Factors—Opinion of Evercore Group L.L.C.”
     (e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Summary Term Sheet— Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Position as to Fairness of the Merger”
     (f) Other offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
     (a) — (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Opinion of Evercore Group L.L.C.”
     “Special Factors—June 9, 2011 Presentation by Financial Advisor to Holdings”
     “Where You Can Find More Information”
     Annex B—Opinion of Evercore Group L.L.C.
The presentations dated June 20, 2011, July 27, 2011, August 10, 2011, August 17, 2011 and September 10, 2011, each prepared by Evercore Group L.L.C. for the special committee of the board of directors of the Company, are attached hereto as Exhibits (c)(2) — (c)(6) and are incorporated by reference herein.
The presentations dated June 9, 2011, September 6, 2011 and September 9, 2011, each prepared by Moelis & Company. for the board of directors of MacAndrews & Forbes Inc., are attached hereto as Exhibits (c)(7) — (c)(9) and are incorporated by reference herein.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (a) — (b) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Financing of the Merger”
     (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “The Merger Agreement—Estimated Fees and Expenses”
     “The Merger Agreement—Termination Fees”
     (d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Financing of the Merger”
     “The Merger Agreement—Estimated Fees and Expenses”
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
     (a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Certain Effects of the Merger”
     “Ownership of Common Stock by Certain Beneficial Owners, Directors and Executive Officers; Transactions with Respect to Common Stock—Ownership of Common Stock by Certain Beneficial Owners, Directors and Executive Officers”
     (b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Ownership of Common Stock by Certain Beneficial Owners, Directors and Executive Officers; Transactions with Respect to Common Stock—Transactions with Respect to Common Stock”
     “Agreements Involving Common Stock; Transactions Between Holdings Filing Persons and the Company—Agreements Involving Common Stock—Contribution Agreement”

Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
     (d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “The Special Meeting—Required Vote”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Position as to the Fairness of the Merger”
     (e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Special Factors—Background of the Merger”
     “Special Factors—Purposes and Reasons for the Merger; Position of the Company as to Fairness of the Merger; Recommendation of the Special Committee and of our Board of Directors”
     “Special Factors—Holdings Filing Persons’ Position as to the Fairness of the Merger”
Item 13. Financial Information
Regulation M-A Item 1010
     (a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Historical Selected Financial Information”
     “Ratio of Earnings to Fixed Charges”
     “Book Value Per Share”
     “Where You Can Find Additional Information”
The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2011 and March 31, 2011 are incorporated herein by reference.
     (b) Pro forma information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (a) — (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “Questions and Answers About the Special Meeting and the Merger”
     “The Special Meeting—Solicitation of Proxies”
     “Special Factors—Background of the Merger”
     “Special Factors—Opinion of Evercore Group L.L.C.”
     “Special Factors—June 9, 2011 Presentation by Financial Advisor to Holdings”
     “The Merger Agreement—Estimated Fees and Expenses”
Item 15. Additional Information
Regulation M-A Item 1011
     (b) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits
Regulation M-A Item 1016
     (a)(1) Preliminary Proxy Statement of M & F Worldwide Corp. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).
     (a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
     (a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
     (a)(5) Press Release dated September 12, 2011 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2011 and incorporated herein by reference).
     (b)(1) Deutsche Bank Commitment Letter, dated as of September 9, 2011 (filed as Exhibit 36 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).
     (b)(2) Extension of Deutsche Bank Commitment Letter, dated as of September 26, 2011.
     (c)(1) Opinion of Evercore Group L.L.C., dated September 10, 2011 (incorporated herein by reference to Annex B of the Proxy Statement).
     (c)(2) Presentation, dated June 20, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp.
     (c)(3) Presentation, dated July 27, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp.
     (c)(4) Presentation, dated August 10, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp.
     (c)(5) Presentation, dated August 17, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp.
     (c)(6)† Presentation, dated September 10, 2011, prepared by Evercore Group L.L.C. for the Special Committee of the Board of Directors of M & F Worldwide Corp.
     (c)(7) Presentation, dated June 9, 2011, prepared by Moelis & Company for MacAndrews & Forbes Holdings Inc.
     (c)(8)† Presentation, dated September 6, 2011, prepared by Moelis & Company for MacAndrews & Forbes Holdings Inc.
     (c)(9) † Presentation, dated September 9, 2011, prepared by Moelis & Company for MacAndrews & Forbes Holdings Inc.
     (d)(1) Agreement and Plan of Merger, dated September 12, 2011, by and among M & F Worldwide Corp., MX Holdings One, LLC, MX Holdings Two, Inc., and, solely with respect to the sections specified therein, MacAndrews & Forbes Holdings Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

†	Confidential treatment has been requested with respect to certain portions of these exhibits.

     (d)(2) Contribution Agreement, dated as of September 12, 2011, by and among MX Holdings One, Inc., MFW Holdings One LLC, MFW Holdings Two LLC and Ronald O. Perelman (filed as Exhibit 35 to the Statement on Schedule 13D, dated September 12, 2011, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).
     (d)(3) Stockholders Agreement, dated January 20, 2009, by and between M & F Worldwide Corp. and MacAndrews & Forbes Holdings Inc. (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated January 20, 2009 and incorporated herein by reference).
     (d)(4) Pledge and Security Agreement, dated May 18, 2007, between MFW Holdings One LLC and Deutsche Bank Trust Company Americas (filed as Exhibit 30 to the Statement on Schedule 13D, dated May 23, 2007, filed by MacAndrews & Forbes Holdings Inc., MFW Holdings One LLC and MFW Holdings Two LLC with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).
     (d)(5) Registration Rights Agreement between Mafco Consolidated Group LLC and M & F Worldwide Corp. (filed as Exhibit 2 to the Statement on Schedule 13D, dated June 26, 1995, filed by Mafco Consolidated Group Inc. and Mafco Holdings Inc. with respect to the common stock of M & F Worldwide Corp., and incorporated herein by reference).
     (f)(1) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).
     (g) None.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of September 27, 2011

M & F WORLDWIDE CORP.
By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President and Chief Financial Officer

/s/ Ronald O. Perelman
RONALD O. PERELMAN

MACANDREWS AND FORBES HOLDINGS INC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS ONE, LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MX HOLDINGS TWO, INC.

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW HOLDINGS TWO LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman